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                                  EXHIBIT 20.2

       Press Release, dated August 14, 1996, regarding the resignation of Mr. Michael McCloskey.
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                NETWORK APPLIANCE CFO LEAVES TO JOIN NEW COMPANY

       MOUNTAIN VIEW, CA - AUGUST 14, 1996 - Daniel J. Warmenhoven, president and chief executive officer of Network Appliance, Inc. (NASDAQ:NTAP) said today that Michael McCloskey, chief financial officer and vice president of operations, has decided to leave the Company to pursue another career opportunity. McCloskey will continue to serve in these roles for several weeks while the Company conducts a search for his successor.

       Network Appliance, also known as NetApp, supplies high-performance network data access devices that provide fast, simple, reliable and cost-effective file service for data-intensive network environments. Combining specialized, proprietary software and standards-compliant hardware, the Company pioneered the concept of the "network appliance," an extension of the industry trend towards dedicated, specialized devices which perform a single networking function, similar to the adoption of the router for network communications management. Customers include leading organizations in the on-line services, financial services, manufacturing and telecommunications industries, as well as companies that design hardware and software. Products are available through the Company's direct sales force and resellers worldwide. For more information, visit the NetApp Website on the Internet at http://www.netapp.com.